SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________

Under the Securities Exchange Act of 1934

SCHEDULE 13G/A

(Amendment No. 2)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Design Within Reach, Inc.

_________________________________

(Name of Issuer)

Common Stock, $0.001 par value per share

__________________________________________

(Title of Class of Securities)

250557105

_________________

(CUSIP Number)

December 31, 2006

___________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

Page 1 of 12 pages

SCHEDULE 13G/A

CUSIP No. 250557105	Page 2 of 12 Pages

1) NAME OF REPORTING PERSON LaGrange Capital Partners, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-4106878
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 573,661
6) SHARED VOTING POWER 0
7) SOLE DISPOSITIVE POWER 573,661
8) SHARED DISPOSITIVE POWER 0
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 573,661
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.98%
12) TYPE OF REPORTING PERSON PN

SCHEDULE 13G/A

CUSIP No. 250557105	Page 3 of 12 Pages

1) NAME OF REPORTING PERSON LaGrange Capital Partners Offshore Fund, Ltd.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 293,524
6) SHARED VOTING POWER 0
7) SOLE DISPOSITIVE POWER 293,524
8) SHARED DISPOSITIVE POWER 0
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,524
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.04%
12) TYPE OF REPORTING PERSON CO

SCHEDULE 13G/A

CUSIP No. 250557105	Page 4 of 12 Pages

1) NAME OF REPORTING PERSON LaGrange Capital Administration, L.L.C.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 73-1713931
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 867,185
6) SHARED VOTING POWER 0
7) SOLE DISPOSITIVE POWER 867,185
8) SHARED DISPOSITIVE POWER 0
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 867,185
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.01%
12) TYPE OF REPORTING PERSON IA

SCHEDULE 13G/A

CUSIP No. 250557105	Page 5 of 12 Pages

1) NAME OF REPORTING PERSON Frank LaGrange Johnson
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 867,185
6) SHARED VOTING POWER 0
7) SOLE DISPOSITIVE POWER 867,185
8) SHARED DISPOSITIVE POWER 0
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 867,185
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.01%
12) TYPE OF REPORTING PERSON IN

SCHEDULE 13G/A

Item 1(a).    Name of Issuer:

Design Within Reach, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

225 Bush Street

20th Floor

San Francisco, CA 94104

Item 2(a).    Name of Persons Filing:

(i)      LaGrange Capital Partners, L.P.

(ii)     LaGrange Capital Partners Offshore Fund, Ltd.

(iii)    LaGrange Capital Administration, L.L.C.

(iv)    Frank LaGrange Johnson

(collectively, the "Reporting Persons" and each a "Reporting Person")

Item 2(b).    Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons has a business address at 1270 Avenue of the

Americas, Suite 2200, New York, New York 10020.

 Item 2(c).    Citizenship:

(i)	LaGrange Capital Partners, L.P. Delaware
(ii)	LaGrange Capital Partners Offshore Fund, Ltd. Cayman Islands
(iii)	LaGrange Capital Administration, L.L.C. Delaware
(iv)	Frank LaGrange Johnson USA

Item 2(d).    Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:
250557105

Item 3.	If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ Investment Adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E)

(f)	☐ Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

(g)	☐ Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

(h)	☐ Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐ Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(i)	LaGrange Capital Partners, L.P.(1)

(a)	Amount beneficially owned: 573,661

(b)	Percent of class: 3.98%(2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 573,661

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 573,661

(iv)	Shared power to dispose or to direct the disposition of: 0

_______________

(1)   The general partner of LaGrange Capital Partners, L.P. is LaGrange Capital Management, L.L.C., a limited liability company organized under the laws of Delaware. Frank LaGrange Johnson is the sole member of LaGrange Capital Management, L.L.C.

(2)   Percentages are based on 14,417,654 shares of Common Stock outstanding as of December 30, 2006 (as set forth on the Issuer's Form 10-Q, filed on January 16, 2007 with the Securities and Exchange Commission).

(ii)	LaGrange Capital Partners Offshore Fund, Ltd.(3)

(a)	Amount beneficially owned: 293,524

(b)	Percent of class: 2.04%(4)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 293,524
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 293,524
(iv)	Shared power to dispose or to direct the disposition of: 0

_______________

 (3)   The investment manager of LaGrange Capital Partners Offshore Fund, Ltd. is LaGrange Capital Administration, L.L.C., a limited liability company organized under the laws of Delaware. Frank LaGrange Johnson is the sole member of LaGrange Capital Administration, L.L.C.

(4)    Percentages are based on 14,417,654 shares of Common Stock outstanding as of December 30, 2006 (as set forth on the Issuer's Form 10-Q, filed on January 16, 2007 with the Securities and Exchange Commission).

(iii)	LaGrange Capital Administration, L.L.C.(5)

(a)	Amount beneficially owned: 867,185

(b)	Percent of class: 6.01%(6)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 867,185

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 867,185

(iv)	Shared power to dispose or to direct the disposition of: 0

_______________

 (5)    Frank LaGrange Johnson is the sole member of LaGrange Capital Administration, L.L.C.

(6)    Percentages are based on 14,417,654 shares of Common Stock outstanding as of December 31, 2006 (as set forth on the Issuer's Form 10-Q, filed on January 16, 2007 with the Securities and Exchange Commission).

(iv)	Frank LaGrange Johnson

(a)	Amount beneficially owned: 867,185

(b)	Percent of class: 6.01%(7)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 867,185

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 867,185

(iv)	Shared power to dispose or to direct the disposition of: 0

_______________

(7)    Percentages are based on 14,417,654 shares of Common Stock outstanding as of December 31, 2006 (as set forth on the Issuer's Form 10-Q, filed on January 16, 2007 with the Securities and Exchange Commission).

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of February 14, 2007

LaGrange Capital Partners, L.P.

By:	LaGrange Capital Management, L.L.C.,

its General Partner

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson, its sole Member

Dated as of February 14, 2007

LaGrange Capital Partners Offshore Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C., its Investment Manager

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson, its sole Member

Dated as of February 14, 2007

LaGrange Capital Administration, L.L.C.

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson, its sole Member

Dated as of February 14, 2007

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of February 14, 2007

LaGrange Capital Partners, L.P.

By:	LaGrange Capital Management, L.L.C.,

its General Partner

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson, its sole Member

Dated as of February 14, 2007

LaGrange Capital Partners Offshore Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C.,

its Investment Manager

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson, its sole Member

Dated as of February 14, 2007

LaGrange Capital Administration, L.L.C.

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson, its sole Member

Dated as of February 14, 2007

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson